AB 3/17

11017439

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
FEB 28 2011
Washington, DC 110

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66123

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Coady, Diemar Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

87 Main Street
(No. and Street)

Peapack	NJ	07977
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Mandeen Asst. Treasurer 908-719-6466
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
(Name – *if individual, state last, first, middle name*)

3040 U.S. Highway 22 West, Suite 110, Somerville, NJ 08876
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 3/17

OATH OR AFFIRMATION

I, Robert E. Diemar, CEO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Coady, Diemar Group, LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC OF NEW JERSEY
My Commission Expires July 11, 2013

Signature

Chief Executive

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Coady, Diemar Group, LLC
Table of Contents
December 31, 2010

WithumSmith+Brown, PC
Certified Public Accountants and Consultants

3040 Route 22 West, Suite 110
Somerville, New Jersey 08876 USA
908 526 6363 . fax 908 526 9944
www.withum.com

Additional Offices in New Jersey,
New York, Pennsylvania, Maryland,
Florida, and Colorado

Independent Auditors' Report

To the Members
Coady, Diemar Group, LLC
Peapack, New Jersey

We have audited the accompanying statement of financial condition of Coady, Diemar Group, LLC as of December 31, 2010. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the basic financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Coady, Diemar Group, LLC as of December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

WithumSmith+Brown, PC

February 23, 2011
Somerville, New Jersey

Coady, Diemar Group, LLC
Statement of Financial Condition
December 31, 2010

Assets		
Cash and cash equivalents	$	202,365
Due from members		38,354
Furniture and equipment, net		9,290
Prepaid expense and other assets		23,066
Securities owned, at market value		40,625
	$	313,700
Liabilities and Members' Equity		
Liabilities		
Accounts payable and accrued expenses	$	207,798
Deferred lease obligation		123,175
Total liabilities		330,973
Members' equity		(17,273)
	$	313,700

The Notes to Financial Statements are an integral part of this statement.

1. Organization and Nature of Business

Coady, Diemar Group, LLC (the "Company") was organized as a Delaware Limited Liability Company, is a registered broker-dealer under the Securities Exchange Act of 1934 ("SEC"), and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides advisory services and arranges private placement of securities for institutional clients. The Company shall continue in existence until December 31, 2053, unless terminated at an earlier date in accordance with the provisions of the Agreement.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. During the year ended December 31, 2010, the Company sustained a loss from continuing operations of $175,050 and net cash flows used in operations of $20,824.

Management believes that its projected cash flows, and additional member contributions will allow operations to continue through 2011. In addition, management has represented that collectively the members have the financial ability and intent to fund operations and ensure compliance with the net capital provisions under the Securities Exchange Act of 1934. However, there can be no assurance that management will be successful with their plans.

2. Significant Accounting Policies

Basis of Accounting
The financial statements have been prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America.

Cash
Cash and cash equivalents include cash on hand and in the bank, as well as all short-term securities held for the primary purpose of general liquidity. Such securities normally mature within three months from the date of acquisition.

Furniture and Equipment
Furniture and equipment are stated at cost. Expenditures for maintenance and repairs are expensed as costs are incurred. Depreciation is provided over the estimated useful lives of the respective assets using accelerated methods. The Company continually evaluates whether current events or circumstances warrant adjustments to the carrying value or estimated useful lives of fixed assets in accordance with professional standards.

Fair Value of Assets and Liabilities
The Company's assets, including cash and cash equivalents, due from members, and prepaid and other assets are carried at contracted values which approximate fair value. Similarly, accrued expenses are carried at contracted values, which approximate fair value.

Securities owned includes preferred stock securities which are valued at fair value, as required. Refer to Note 6- Fair Value Measurements for related disclosures.

Revenue Recognition
Revenues are recognized on an accrual basis, generally when the underlying investment transactions are consummated and placement fees are earned. Securities received in lieu of cash for services rendered are recorded at fair value when earned, and the related investment banking fees.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is classified as a partnership for federal and state income taxes. As such, the members will reflect income or loss, as applicable, on their individual tax returns. As a result, no provision for income taxes is reflected in these financial statements nor does the Company have uncertain tax positions.

4. Furniture and Equipment

Furniture and equipment, at cost, consisted of the following as of December 31, 2010:

Office equipment	$ 42,599
Furniture	4,300
	46,899
Less: accumulated depreciation	(37,609)
Property and equipment- net	$ 9,290

Depreciation expense changed to operations was $4,020 for the year ended December 31, 2010.

4. Net Capital Requirements

Pursuant to the basic uniform net capital provisions of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital, as defined in such provisions. Further, the provisions require that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2010, the Company was in compliance with its net capital requirements. The net capital and net capital requirements of $48,701 and $10,220, respectively resulted in excess net capital of $38,481. The Company's net capital ratio was 3.15 to 1.

Failure to maintain minimum net capital requirements could result in the revocation of the Company's registration as a broker dealer and, therefore could have a direct material effect on the Company's operations and financial statements.

5. Risk and Uncertainties

Financial instruments that are potentially subject to credit risk include cash and cash equivalents. The Federal Deposit Insurance Corporation insures the Company's bank accounts up to a maximum of $250,000 in each bank through December 31, 2010 under FDIC's Temporary Liquidity Guarantee Program. From time to time, the Company maintains cash balances at a financial institution that is in excess of federally insured amounts.

The securities owned are exposed to various market and credit risks. Due to the level of risk associated with these securities, it is at least reasonably possible that changes in the values of securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of financial condition.

6. Fair Value Measurements

The securities owned are recorded at fair value in accordance with ASC 820, which established a framework for measuring fair value and clarifies that fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 — Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 — Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 — Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the most observable level of any input that is significant to the fair value measurement. The valuation techniques used by the Company maximized the use of observable inputs and minimized the use of unobservable inputs.

The following table sets forth by level, within the fair value hierarchy, the Company's securities owned at fair value as of December 31, 2010.

	Fair value measurements at December 31, 2009 (Unaudited)			
	Level 1	**Level 2**	**Level 3**	**Total**
Preferred Stock	$ --	$ --	$ 40,625	$ 40,625

Following is a description of the valuation methodologies used for assets measured at fair value.

The Company's securities held represent 2500 shares of non-cumulative convertible preferred stock in a privately held company (the "Issuer"). The shares have a $25 par value per share and were received during 2010 as a partial payment for investment banking services provided. The value of the shares have been discounted to reflect the Company's estimate of fair value based on their analysis of the Issuer's financial condition. As such, these securities are valued using level 3 input measurements.

The following table sets forth a summary of the changes in the fair value of the Company's Level 3 assets for the year ended December 31, 2010:

	Level 3 Measurements December 31, 2010
Balance, beginning of year	$ --
Securities acquired, at fair value	62,500
Unrealized loss recorded in the Statement of operations	(21,875)
Balance, end of year	$ 40,625

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

7. Special Account for the Exclusive Benefit of Customers

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 and, therefore, is not required to maintain a "Special Reserve Bank Account for the exclusive Benefit of Customers" since it meets the requirements of rule 15c3-3(k)(2)(i), which, among other provisions, requires the Company to maintain a "Special Account for the Exclusive benefit of Customers."

8. Commitments and Contingencies

Operating Leases

In September 2006, the Company entered into an agreement to lease office space in New York, NY, under an eight-year operating lease. This non-cancelable operating lease carries escalating payments through its expiration in December, 2014. In addition, the Company is responsible for paying its pro rata share of certain expenses. The lease is guaranteed by several members of the Company. Future annual minimum lease payments as of December 31, 2010 are as follows:

2011	$ 549,912
2012	588,624
2013	588,624
2014	588,624
Total	$ 2,315,784

The Company records the lease obligation on a straight-line basis. Amounts recorded to expense that are in excess of amounts due under the leases as of December 31, 2010 are included in deferred lease obligation.

The Company is contingently liable for a $275,000 letter of credit issued in favor of the landlord of the New York office space in lieu of a security deposit. The letter of credit expires on December 31, 2015.

The Company subleases a portion of the New York office space on a month to month basis. Total rental revenue related to this sublease was $75,592 for the year ended December 31, 2010 and is classified as other income on the statement of operations.

In addition, the Company leases office space on a month to month basis in Peapack, New Jersey at $2,225 per month.

The Company leases office equipment under various operating leases. The lease payments are included in expenses when incurred. The following is a schedule of the future minimum lease payments required under such equipment leases:

2011	$ 15,055
2012	12,370
2013	9,649
Total	$ 37,074

Total rent expense for all leases for the year ended December 31, 2010 was:

Facility rent expense	$ 643,973
Sublease rental income	(75,592)
Net facility rent expense	568,381
Equipment rent expense	10,321
	$ 578,702

9. Related Party Transactions

During the course of the year, the Company entered into factoring agreements with certain members whereby the members purchased accounts receivables which totaled $124,000. Once the receivables were collected by the Company, the related debts to the members were paid in full with interest. Total interest expense to the Company was $743 which was converted into capital. There were no outstanding factoring transactions as of December 31, 2010. The Company has the option to factor accounts receivable to members in the future should the need arise. The terms for future factoring arrangements would be determined at that time.

Due from members represents advances made to members and amounted to $38,354 as of December 31, 2010. The Company receives income from a member for office sharing expenses which totaled $45,000 for the year ended December 31, 2010. Additionally, the Company paid one of its members for the use of certain telecommunications equipment. These payments are included in other operating expenses and totaled $10,750 for the year ended.

10. Subsequent Events

The Company has evaluated subsequent events through the date of this filing and has determined that there are no events requiring recognition or disclosure in these financial statements.

SUPPLEMENTARY INFORMATION

WithumSmith+Brown, PC
Certified Public Accountants and Consultants

3040 Route 22 West, Suite 110
Somerville, New Jersey 08876 USA
908 526 6363 . fax 908 526 9944
www.withum.com

Additional Offices in New Jersey,
New York, Pennsylvania, Maryland,
Florida, and Colorado

Report on Internal Control Required by SEC Rule 17a-5(g) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

To the Members
Coady, Diemar Group, LLC

In planning and performing our audit of the financial statements of CPIBD, LLC (the "Company") as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

WithumSmith+Brown is a member of HLB International. A world-wide network of independent professional accounting firms and business advisers.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses.

However, we identified a deficiency in internal control that we consider to be a significant deficiency, and communicated our finding in writing to management and those charged with governance on February 19, 2011.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report recognizes that it is not practical in an organization the size of Coady, Diemar Group, LLC to achieve the divisions of duties and cross checks generally included in an internal control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Withum Smith + Brown, PC

February 23, 2011
Somerville, New Jersey

COADY, DIEMAR GROUP, LLC

Statement of Financial Condition

December 31, 2010

With Independent Auditors' Report